

January 2, 2013

<u>Via E-mail</u>
Mr. Gary O. Marino
Chief Executive Officer
Banyan Rail Services, Inc.
2255 Glades Road, Suite 111-E
Boca Raton, FL 33431

   RE: **Banyan Rail Services, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed March 28, 2012
      File No. 1-09043

Dear Mr. Marino:

   We have reviewed your response letter dated December 28, 2012, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

   After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Note 3. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-6</u>

1. We have reviewed your response to comment 1. We note that you do not use percentage of completion because of the nature of the work performed and reasonable estimates cannot be made on each individual job within a contract. When contracting represents a significant part of your operations it is presumed that you have the ability to make estimates that are sufficiently dependable to justify the use of percentage of completion method of accounting. Persuasive evidence to the contrary is necessary to overcome that presumption. In your response please provide us with a detailed response describing your contracts in detail and why you are not able to make reasonable estimates. For reference see ASC 605-35-25-56 through 78.

2. We have reviewed your response to comment 3. In future filings please provide the percentages of each revenue source as you have done in the response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief